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                           September 7, 2021

       Brett Gross
       Chief Executive Officer and President
       LIBERTY STAR URANIUM & METALS CORP.
       2 E Congress St. Ste 900
       Tucson, Arizona 85701

                                                        Re: LIBERTY STAR
URANIUM & METALS CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed August 31,
2021
                                                            File No. 333-259183

       Dear Mr. Gross:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Andrew Frascona